FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
AUGUST 17, 2006
LJ INTERNATIONAL TO BE ADDED TO CHINA SMALL-CAP INDEX
HONG KONG and LOS ANGELES, August 17, 2006 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced that it will be added to the Ludlow China Small-Cap Index, a diversified stock index of Chinese stocks traded in the U.S. financial markets owned and operated by the New York-based investment banking firm Ludlow Capital, Inc.
Yu Chuan Yih, LJI’s Chairman and CEO, said, “Ludlow’s decision to add LJI to its index of small-cap Chinese stocks is yet another indication of LJI’s increasing exposure amongst the U.S. investment community. As in all indexing, this designation will automatically introduce the LJI investment story to new investors who are interested in ‘buying the market’ by duplicating the basket that the index defines — - in this case small-cap China-based stocks. Also, inclusion on a China Small-Cap Index implicitly recognizes that LJI now has the liquidity, market capitalization and strong financial track record to be an appropriate investment for institutions with indexed portfolios,” concluded Mr. Yih.
If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.
About the Ludlow China Small-Cap Index
The Ludlow China Small-Cap Index provides institutional and individual investors a gauge for tracking the day-to-day performance of small-cap Chinese stocks in a diversified basket. The index is designed for investors who have a long-term bullish outlook on China’s emerging small- cap market. It currently includes 32 of the top U.S.-traded small-cap Chinese stocks. For more information on the Ludlow China Small-Cap Index and components please visit www.ludlowcapital.com/indices/.
About LJ International Inc.
LJ International Inc. (“LJI”) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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